UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMCAST CORPORATION

(Mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32871

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST SPECTACOR 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

One Comcast Center

Philadelphia, PA 19103-2838

COMCAST SPECTACOR 401(k) PLAN

Financial Statements as of December 31, 2009 and 2008 and for the Year Ended December 31, 2009;

Supplemental Schedules as of December 31, 2009;

and Reports of Independent Registered Public Accounting Firms

COMCAST SPECTACOR 401(k) PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Comcast Spectacor 401(k) Plan

Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Comcast Spectacor 401(k) Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2008 were audited by other auditors whose report, dated June 26, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2009 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at year end) as of December 31, 2009 and (2) delinquent participant contributions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. These schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Comcast Spectacor 401(k) Plan

Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Comcast Spectacor 401(k) Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States.

/s/ Mitchell & Titus, LLP

Philadelphia, PA

June 26, 2009

COMCAST SPECTACOR 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	December 31,
	2009	2008
ASSETS
Participant-directed investments, at fair value	$42,125,755	$30,786,754
Contributions receivable from participants	142,551	—
Contributions receivable from employer	109,193	—
Loans receivable from participants	917,857	754,251

NET ASSETS AVAILABLE FOR BENEFITS	$43,295,356	$31,541,005

See notes to financial statements.

COMCAST SPECTACOR 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

Year ended December 31, 2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$7,172,015
Dividends	619,878
Interest	57,962

Net investment income	7,849,855

Contributions:
Participant	4,114,641
Employer	2,748,849
Rollover	28,770

Total contributions	6,892,260

Total additions	14,742,115

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,790,330
Administrative expenses	197,434

Total deductions	2,987,764

Net increase	11,754,351

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	31,541,005

End of year	$43,295,356

See notes to financial statements.

COMCAST SPECTACOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	PLAN DESCRIPTION

The following description of the Comcast Spectacor 401(k) Plan (the Plan) provides only general information. Participants should refer to the official Plan document for a complete description of the Plan’s provisions.

General

The effective date of the Plan is January 1, 1992. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers “eligible employees,” who have completed the requisite hours of service, as defined in the Plan document, and have attained age 21. The following entities participate in the Plan, referred to collectively as “the Company”:

•	Comcast Spectacor, L.P. (Plan Sponsor or Plan Administrator)

•	Spectrum Arena Limited Partnership

•	Philadelphia Flyers, L.P.

•	Philadelphia 76ers, L.P.

•	Comcast-Spectacor Foundation

•	Flyers Skate Zone, L.P.

•	Global Spectrum, L.P.

•	Spectacor, Inc.

•	Patron Solutions, L.P.

•	FPS Rink, L.P.

•	Disson Skating, LLC

The Trustee for the Comcast stock held in the Plan is Benefit Trust Company. The Trustee for all other investment options is Reliance Trust Company (the Trustee). The Record-keeper for the Plan is ING Institutional Plan Services, LLC. Generally, all costs associated with administering the Plan are paid by the Plan administrator.

Contributions and Related Party Transactions

Each participant may make a pretax contribution deferring not less than 1% or more than 100% of eligible compensation (as defined in the Plan document), subject to applicable Internal Revenue Service (IRS) limitations.

Effective January 1, 2005, the Company matching contribution formula provides a safe-harbor matching contribution on behalf of each participant who has made salary deferrals in the Plan year. This contribution is equal to 100% of the first 4% and 50% of the next 2% of the participant’s annual salary deferral contributions. This contribution shall be determined on an annual basis and shall be adjusted to the extent necessary after the end of each Plan year.

The Plan also provides for discretionary profit sharing contributions. There were no such contributions for the 2009 Plan year.

Participant Accounts

Each participant’s account is credited with the participant’s elective deferral contribution, an allocation of the Company’s contribution, if any, and Plan earnings, net of expenses. Allocations of Company matching contributions are based on participant elective deferrals to the Plan. Allocations of profit sharing contributions are in proportion to total compensation. Upon enrollment, or as requested from the Plan Administrator, participants can receive a description of each investment fund in the Plan Enrollment Guide.

Vesting

Participants are immediately vested in their elective deferral contributions plus actual earnings thereon. Participants shall have a fully (100%) vested and non-forfeitable interest in Company matching contributions for Plan years beginning on or after January 1, 2005. Matching contributions attributable to periods prior to January 1, 2005 will continue to vest according to their original schedule based on years of service. A participant is 100% vested after five years of credited service. Vesting can be accelerated under certain other conditions defined in the Plan document. In the event of whole or partial termination of the Plan, there will be full and immediate vesting of each affected employee’s account balance.

Payment of Benefits

All benefits under the Plan are paid as lump-sum distributions. In-kind distributions are not provided for under the Plan.

Loans to Participants

The Trustee may make loans from the Plan to participants in accordance with the Plan document. All loans to participants are considered investments of the participant’s account and accrue interest at the prime rate plus 2%. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

Income Tax Status

The Plan received a determination letter from the IRS dated June 16, 2009, stating that the Plan is qualified under Section 401(a) of the IRS Code (the Code) subject to the adoption of an amendment which was adopted on August 14, 2009 and effective January 1, 2007. As a result, the Plan remains exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is tax-exempt.

Forfeited Accounts

Amounts contributed by the Company which are forfeited by participants as a result of the participants’ separation from service prior to becoming 100% vested may be used to pay Plan expenses including legal, consulting, education materials, etc. and/or to reduce the Company’s required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. Forfeitures applied to reduce Plan administrative expenses for the year ended December 31, 2009 amounted to $188,538. Forfeitures pending application as of December 31, 2009 were $35,577.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments and Income Recognition

Plan assets are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The value of the Comcast Stock Fund, which includes shares of Comcast Corporation Class A common stock (CMCSA) and a mutual fund account, is based on the fair market value of the stock held in the fund as well as the market value of the mutual fund on the last trading day of the Plan year.

The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year and the impact of any purchases and/or sales during the year and is reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Participant loans are valued at the outstanding loan balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reported period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Accounting Standards Codification

The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of U.S. GAAP understand how and why U.S. GAAP is changing and when the changes will be effective.

Fair Value Measurements and Disclosures

In April 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820, which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risk of the investments. See Note 4.

Subsequent Events

In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

For the year ended December 31, 2009, subsequent events were evaluated through the date the financial statements were issued.

3.	INVESTMENTS

The fair market value of investments held by the Plan, representing 5% or more of the Plan’s assets are identified below.

	December 31,
	2009	2008
Comcast Stock Fund	$3,486,716	$3,306,799
Mutual Funds:
EuroPacific Growth Fund—F Share	3,586,006	2,560,426
Washington Mutual Investors Fund—F Share	5,397,883	4,105,145
Dreyfus Premier Emerging Markets Fund	4,459,224	1,991,987
The Growth Fund of America—F Share	6,403,133	4,575,523
Baron Growth Fund	3,142,293	1,670,217
Janus Balanced Fund	3,638,887	2,681,200
Wells Fargo Advantage Government Securities Fund	2,627,904	2,008,894
Western Asset Government Money Market Exchange Class A	2,229,457	2,904,909
Royce Total Return Fund	2,674,517

During 2009, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated/(depreciated) in fair value as follows:

Comcast Stock Fund	$100,472
Mutual Funds:
International Stock Fund	1,634,474
Balanced Funds	5,466,663
Bond Fund	(29,594)

$7,172,015

4.	FAIR VALUE MEASUREMENTS

ASC 820 establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The levels of the hierarchy are described below:

Level 1	Consists of financial instruments whose value is based on quoted market prices for identical financial instruments in an active market.

Level 2	Consists of financial instruments that are valued using models or other valuation methodologies. These models use inputs that are observable either directly or indirectly and include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

	•	Pricing models whose inputs are observable for substantially the full term of the financial instrument;

	•	Pricing models whose inputs are derived principally from, or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

Level 3	Consists of financial instruments whose values are determined using pricing models that utilize significant inputs that are primarily unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stock fund: Valued at the market value of the CMCSA stock and the market value of the short-term investments at year end.

Participant loans: Valued at the outstanding loan balances which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$31,551,911			$31,551,911
International Stock Fund	4,459,224			4,459,224
Bond Fund	2,627,904			2,627,904
Comcast Stock Fund		3,486,716		3,486,716
Participant Loans			917,857	917,857

Total assets at fair value at 12/31/09	$38,639,039	$3,486,716	$917,857	$43,043,612

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$23,479,074			$23,479,074
International Stock Fund	1,991,987			1,991,987
Bond Fund	2,008,894			2,008,894
Comcast Stock Fund		3,306,799		3,306,799
Participant Loans			754,251	754,251

Total assets at fair value at 12/31/08	$27,479,955	$3,306,799	$754,251	$31,541,005

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Level 3 Assets
Year Ended December 31, 2009 Participant loans
Balance, beginning of year	$754,251

Realized gains/(losses)	—

Unrealized gains/(losses)	—

Purchases, sales, issuances and settlements (net)	163,606

Balance, end of year	$917,857

5.	PLAN TERMINATION

Although no participating employer has expressed any intent to do so, each participating employer has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Additionally, Comcast Spectacor, L.P. has the right to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	NON EXEMPT PARTY IN INTEREST TRANSACTIONS

For the Plan year, the Company has remitted certain participant contributions and loan repayments to the Trustee after the 15th business day of the month following the month in which the participant contributions and loan repayments were withheld from participant paychecks. Therefore, these remittances were made after the date on which the remittances were required to be made under Department of Labor Regulation §2510.3-102. The Company is in the process of filing IRS Form 5330 to report and pay an excise tax with respect to the late remittances as required pursuant to Section 4975 of the Code. In addition, the Company will pay an additional amount to the Trustee to reflect foregone earnings that would have been credited to participants’ accounts if the late remittances had been made on a timely basis. Such amounts are not material to the Plan’s financial statements.

COMCAST SPECTACOR 401(k) PLAN

SCHEDULE H—PART IV—LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

EIN 23-2303756

PLAN NO. 004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
			(e) Current Value
	Mutual Funds (at fair value)
	EuroPacific Growth Fund - F Share	Mutual fund	$3,586,006
	Washington Mutual Investors Fund - F Share	Mutual fund	5,397,883
	The Growth Fund of America - F Share	Mutual fund	6,403,133
	Baron Growth Fund	Mutual fund	3,142,293
	Cohen and Steers Realty Shares	Mutual fund	870,923
	Dreyfus Appreciation Fund	Mutual fund	660,247
*	ING GNMA Income Fund	Mutual fund	832,514
	Dreyfus US Treasury Long Term Fund	Mutual fund	848,252
	Dreyfus Premier Emerging Markets Fund	Mutual fund	4,459,224
	Janus Balanced Fund	Mutual fund	3,638,887
	Wells Fargo Advantage Government Securities Fund	Mutual fund	2,627,904
	Royce Total Return Fund	Mutual fund	2,674,517
	Western Asset Government Money Market Exchange Class A	Mutual fund	2,229,457
	T Rowe Price International Bond Advisor	Mutual fund	666,675
	American Century Vista Advisors	Mutual fund	601,124

			38,639,039

*	Comcast Stock Fund	Unitized stock fund	3,486,716

	Participant loans (outstanding balances which approximates fair value)	Interest rates from 5.25%-10.25%; maturities from 2010-2038	917,857

			$43,043,612

*	Represents a party-in-interest to the Plan.

COMCAST SPECTACOR 401(k) PLAN

SCHEDULE H—PART IV—LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2009

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Participant Contributions Transferred Late to Plan	$22,137	$ —	$ —	$ —

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 28, 2010, relating to the statement of net assets available for benefits as of December 31, 2009, the related statement of changes in net assets available for benefits for the year then ended and the related supplemental Schedule H—Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2009 and Schedule H—Line 4a—Schedule of Delinquent Participant Contributions, which report appears in the December 31, 2009 Annual Report on Form 11-K of the Comcast Spectacor 401(k) Plan.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 28, 2010

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 26, 2009, relating to the statement of net assets available for benefits as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008, which report appears in the December 31, 2009 Annual Report on Form 11-K of the Comcast Spectacor 401(k) Plan.

/s/ Mitchell & Titus, LLP

Philadelphia, PA

June 28, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST SPECTACOR 401(k) PLAN

	By:	Comcast Corporation
June 28, 2010
	By:	/s/ Lawrence J. Salva
Lawrence J. Salva
Senior Vice President, Chief Accounting Officer and Controller